                                                                EXHIBIT(a)(5)(V)



DISTRICT COURT, COUNTY OF ARAPAHOE, COLORADO

Case No. 000V1855, Div. NO. 5
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PLAINTIFFS' CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND JURY DEMAND
--------------------------------------------------------------------------------

STEVEN WOLK, JACOB WEINSTOCK, ARI ROSNER, DAVID BRETT and JOSEPH HUGHES, On Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

vs.

VERIO INC., STEVEN C. HALSTEDT, JUSTIN L. JASCHKE, TOM MARINKOVICH, TRYGVE E. MYHREN, PAUL J. SALEM, JAMES C. ALLEN, ARTHUR L. CAHOON, and YUKI ITO,

Defendants.

--------------------------------------------------------------------------------

     Plaintiffs, Steven Wolk, Jacob Weinstock, Ari Rosner, David Brett and Joseph Hughes, by their attorneys, make the following allegations upon information and belief, except as to those allegations specifically pertaining to plaintiffs and their counsel or which are predicated upon, intera alia, a review of public filings made with the Securities and Exchange Commission ("SEC"), press releases and reports, and an investigation undertaken by plaintiffs' counsel. Plaintiffs believe that further evidentiary support will exist for the allegations set forth below after a reasonable opportunity for discovery.

                                 INTRODUCTION
                                 ------------

     1. This is a class action on behalf of the public stockholders of Verio, Inc. ("Verio" or the "Company") to enjoin certain actions of the defendants related to the purchase of all of the outstanding shares of Verio common stock by Nippon Telegraph & Telephone Corp. ("NTT"). The defendant directors of Verio have breached their fiduciary duties of loyalty, candor and care in connection with the proposed acquisition of Verio. Plaintiffs allege that the public shareholders of Verio are entitled to injunctive relief restraining Verio's Board of Directors from proceeding with the NTT Merger Agreement (the "Merger Agreement"), or, alternatively, to strike certain provisions of the Merger Agreement which have the effect of favoring NTT over other potential bidders and were agreed to by the director defendants in breach of their fiduciary duties.

     2. On May 8, 2000, Verio publicly announced that it had entered into a definitive Merger Agreement with NTT. Under the terms of the Merger Agreement, NTT will acquire all of the outstanding shares of Verio common stock that it does not currently own for $60.00 per share in cash (the "Merger"). In view of, inter alia, the fact that Verio stock traded as high as $80 per share as recently as March 1, 2000, the merger consideration is grossly inadequate and unfair compensation.

     3. Prior to entering into the Merger Agreement, in direct breach of their fiduciary duties owed to the Company's public shareholders, Verio's Board of Directors failed to implement any auction or market check procedure or process designed to maximize shareholder value. To the contrary, the Board improperly agreed to provisions designed to protect their own personal interests and positions, and to discourage competing bids, such as: (i) a $175 million
                                                            ------------
"termination fee" which the Company would have to pay to NTT upon demand if a superior bid is accepted; and (ii) a "no-shop" provision which prohibits the Company and its officers and directors from soliciting third party offers and requires that NTT be apprized of any competing proposal, including the status and terms of any such proposal.

     4. At the same time they were negotiating the Merger Agreement, Verio's key inside directors and/or executives also arranged favorable private arrangements for their personal financial benefit. Defendant Justin L. Jaschke, Verio's founder, Chief Executive Officer and a member of the Company's Board of Directors negotiated a lucrative agreement with NTT which provides for cash and stock option bonuses and incentives in exchange for his continued employment with the surviving company. Other key Verio executives entered into similar agreements with NTT for their personal financial benefit.

     5. The Merger Agreement failed to disclose that approximately 53% of NTT's stock is owned by the Japanese Ministry of Finance. As such, the Merger would give control over the backbone of the Internet in America to a Japanese company whose majority shareholder is the Japanese government. Moreover, defendants failed to disclose that there is a substantial risk that the Merger may be blocked. Under United States federal law, takeovers of United States companies by foreign buyers can be blocked if the acquisition poses a threat to national security. Indeed, on or about July 6, 2000, it was announced that the Federal Bureau of Investigation has raised national-security concerns about the Merger.

                            JURISDICTION AND VENUE
                            ----------------------

     6. This Court has jurisdiction over each of the defendants because they conduct business in, reside in and/or are citizens of Colorado. Certain of the defendants are citizens of Colorado, including defendant Verio which has its principal place of business in this state, and defendants Jaschke and Halstedt who reside in this state. The amount in controversy of plaintiffs' claims exclusive of interest and costs is less than $75,000. This action is not removable. Venue is proper in this Court because defendants' wrongful acts arose in and emanated from this county.

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

                                  THE PARTIES
                                  -----------

     7. Plaintiff's Steven Wolk, Jacob Weinstock, Ari Rosner, David Brett and Joseph Hughes ("plaintiffs") are owners of common stock of Verio and have been owners of such shares continuously since prior to the wrongs complained of herein.

     8. Defendant Verio is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive officers located at 8005 South Chester Street, Suite 200, Englewood, Colorado. The Company is one of the world's largest operators of Web sites for businesses and a leading provider for comprehensive Internet services to small and mid-sized businesses.

     9. At all times relevant hereto, each of the following defendants (collectively the "Individual Defendants") were members of Verio's Board of Directors (the "Board" or "Verio's Board"):

          a. Defendant Steven C. Halstedt ("Halstedt") has served as Chairman of the Board of Verio since the Company was formed in March 1996. Halstedt is also the co-founder of Centennial Funds, a company for which defendant Marinkovich also serves as a director. As of May 18, 2000, Halstedt beneficially owned 122,988 shares of Verio common stock, including 66,000 shares which Halstedt has the right to acquire through the exercise of options under the Company's Stock Incentive Plan (the "Stock Option Plan"). In connection with the approval of the transactions under the Merger Agreement, the Board authorized upon consummation of the Merger the complete acceleration of all unvested options currently held by Halstedt.

          b. Defendant Justin L. Jaschke ("Jaschke") has served as Chief Executive Officer of the Company since it was formed in March 1996. He is also a member of the Board. As of May 18, 2000, Jaschke beneficially owned 1,722,758 shares of Verio common stock, including 1,358,710 shares which Jaschke has the right to acquire through the exercise of options under the Stock Option Plan.
In connection with the approval of the transactions under the Merger Agreement, the Board authorized upon consummation of the Merger the complete acceleration of all unvested options currently held by Jaschke.

          c. Defendant Authur L. Cahoon ("Cahoon") was appointed to the Board in January 1999. As of May 18, 2000, Cahoon beneficially owned 993,336 shares of Verio common stock, including 979,894 shares which Cahoon has the right to acquire through the exercise of options under the Stock Option Plan. In connection with the approval of the transactions under the Merger Agreement, the Board authorized upon consummation of the Merger the complete acceleration of all unvested options currently held by Cahoon.

          d. Defendant Paul J. Salem ("Salem") has been a director of the Company since December 1996. As of May 18, 2000, Salem beneficially owned 197,419 shares of Verio common stock, including 46,000 shares which Salem has the right to acquire through the exercise of options under the Stock Option Plan. In connection with the approval of the transactions under the Merger Agreement, the Board authorized upon consummation of the Merger the complete acceleration of all unvested options currently held by Salem.

          e. Defendant James C. Allen ("Allen") has been a director of the Company since May 1996. As of May 18, 2000, Allen beneficially owned 127,680 shares of Verio common stock, including 46,000 shares which Allen has the right to acquire through the exercise of options under the Stock Option Plan. In connection with the approval of the transactions under the Merger Agreement, the Board authorized upon consummation of the Merger the complete acceleration of all unvested options currently held by Allen.

          f. Defendant Trygve E. Myhren ("Myhren") has been a director of the Company since April 1997. As of May 18, 2000, Myhren beneficially owned 166,000 shares of Verio common stock, including 146,000 shares which Myhren has the right to acquire through the exercise of options under the Stock Option Plan.
In connection with the approval of the transactions under the Merger Agreement, the Board authorized upon consummation of the Merger the complete acceleration of all unvested options currently held by Myhren.

          g. Defendant Yukimasa Ito ("Ito") has been a director of the Company since September 1998. Ito is also Vice President, Global IP Business of NTT Communications. From November 1997 until October 1999, Ito was Vice President, Service Planning of NTT Worldwide Telecommunications Inc. Ito is a citizen of Japan and has worked for NTT or its subsidiaries since 1980.

          h. Defendant Thomas A. Marinkovich ("Marinkovich") was appointed to the Board on April 27, 2000 and serves as chairman of the audit committee. Marinkovich also sits on the board of directors of Centennial Holdings, LLC, the managing partner of the Centennial Funds which was co-founded by defendant Halstedt. As of May 18, 2000, Marinkovich beneficially owned 37,000 shares of Verio common stock, including 25,000 shares which Marinkovich has the right to acquire through the exercise of options under the Stock Option Plan. In connection with the approval of the transactions under the Merger Agreement, the Board authorized upon consummation of the Merger the complete acceleration of one-half of the unvested options currently held by Marinkovich.

                 FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS
                 ---------------------------------------------

     10. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiffs and the other public stockholders of Verio and owe plaintiffs and the other members of the Class the highest duty of good faith, fair dealing, loyalty and full, candid and adequate disclosure.

     11. The claims are brought under state laws which require every corporate director to act in good faith, in the best interest of a corporation's shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the

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

shareholders' equity investment in a company), applicable law requires the directors to take all steps reasonably required to maximize the value shareholders will receive. To diligently comply with this duty, the directors of a corporation may not take any action that:

          A. adversely affects the value provided to the corporation's shareholders;

          B. contractually prohibits them from complying with or carrying out their fiduciary duties;

          C. discourages or inhibits alternative offers to purchase control of the corporation or its assets;

          D.  subverts the interests of the corporation's public stockholders;
or

          E. will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders.

     12. As described herein, the Individual Defendants have breached their fiduciary duties by taking actions designed to halt any other offers and deter higher offers from other potential acquirers by, among other things, concealing the Company's 10-Q, including its balance sheet, until after the defendants entered into and disclosed the acquisition agreement, thus capping the price of Verio's common stock. Furthermore, the defendants have concealed material information concerning the threat presented by 53% ownership of NTT by the Japanese Ministry of Finance as well as information concerning the pending investigation being conducted by U.S. governmental authorities to determine if the acquisition poses a threat to national security.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

     13. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Rule 23 of the Colorado Civil Court Rules, on behalf of themselves and all holders of Verio common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     14.  This action is properly maintainable as a class action.

     15. The Class is so numerous that joinder of all members is impracticable. As of July 5, 2000, there were approximately 79.7 million shares of Verio common stock outstanding, owned by hundreds, if not thousands, of holders of record scattered throughout the United States.

     16. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members. The common questions include, inter alia the following:
                          ----- ----

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          a.  whether the defendants, by entering into the Merger agreement, have breached fiduciary duties owed by them to plaintiffs and the other members of the Class;

          b. whether the defendants have erected provisions designed to deter other interested bidders;

          c.  whether the Merger is grossly unfair to the Class; and

          d. whether plaintiffs and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

     17. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

     18. Plaintiffs anticipate that there will be no difficulty in the management of this litigation.

     19. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

                          Background of the Company
                          -------------------------

     20. Verio is one of the world's largest operators of Web sites for businesses and a leading provider of comprehensive Internet services to small and mid-sized businesses. The Company offers customers a broad range of Internet solutions, including: telecommunication circuits, web hosting services, domain name registration, electronic commerce services, application hosting services, secure Internet communication links, and other enhanced value Internet services. Currently, the Company provides Web hosting services to customers in over 170 countries and offers locally based sales and engineering support for its Internet services in 41 of the top 50 metropolitan statistical areas in the U.S. The Company is now the largest Web hosting company in the world based on the number of domain names.

     21. Verio has performed very well recently, and is well-positioned for future growth -- making it a very attractive target for acquisition. Total revenue increased 47% from $55.1 million for the three months ended March 31, 1999 to $81.1 million for the three months ended March 31, 2000. Internal growth contributed significantly to this increase as well as the acquisition of digitalNATION, which was completed after March 31, 1999. Revenue from Web hosting and other Internet enhanced value services increased from 49% of revenue for the three

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months ended March 31, 1999 to 58% for the three months ended March 31, 2000, and is expected to continue to grow as a percent of revenue.

                    Background To The Proposed Acquisition
                    --------------------------------------

     22. In September 1999, Verio announced that it had entered into an agreement with a subsidiary of NTT (collectively referred to as "NTT"), to provide Verio's Web hosting services to the Japanese market. Prior to the date of the acquisition announcement, NTT held 8,987,754 shares of Verio's common stock, representing approximately 11% of the outstanding stock. Under the agreement, the entire NTT group of companies will be able to market Verio's Web hosting services to businesses in Japan on a co-branded, "Powered by Verio" basis. NTT paid a one-time, up front license fee payment of $1.3 million at the time the agreement was signed, and in the future will pay ongoing monthly fees based on actual services sold. Verio and NTT were in the process of working together to plan and develop NTT's new data center in Tokyo, from which Verio's Web hosting services will be offered by NTT in Japan. Verio and its investors were expecting to launch the co-branded services in Japan in the spring of 2000.

     23. On April 27, 2000, Verio announced positive financial results. The Company recorded revenues of $81.1 million, a sequential increase of 11% over the fourth quarter in 1999, and 47% growth versus the same period last year. The Company recorded an EBITDA loss of $9.6 million, 14% better than analysts' forecasts of $11.2 million.

     24. On that same date, the Company also announced an agreement with Gateway, whereby Verio will provide a comprehensive suite of e-business products, such as Web hosting, e-commerce, DSL and dial-up Internet access to Gateway's small and medium business customers. The agreement represents a very positive development for the Company as it significantly increases Verio's distribution channels.

     25. Thus, by the end of April 2000, the benefits from investing in Verio were on the verge of being realized by the Company's public shareholders. Although the April 27, 2000 press release confirmed Verio's success, Verio's shareholders were still waiting for Verio's disclosure of its 10-Q which would include its balance sheet, the launch of the NTT joint venture together with the benefits to be derived therefrom and the impact on Verio resulting from its venture with Gateway.

                              The Proposed Merger
                              -------------------

     26. After issuing themselves benefits that would vest upon a "change of the control" of the Company, and just as Verio and its Shareholders were about to reap the benefits of the NTT/Verio Web hosting joint venture for their co-branded services, defendants announced on May 8, 2000, that NTT had agreed to purchase all of the outstanding shares of Verio for $5.5 billion (the "Merger"). NTT currently owns approximately 11.4% of the outstanding shares of Verio. Pursuant to the terms of the Merger, NTT will pay $60 in cash for each share of Verio that it does not already own. NTT has publicly stated that it will make no change in Verio's management.

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

     27. NTT commenced its tender offer on May 17, 2000 (the "Tender Offer"). The Tender Offer is scheduled to expire on July 14, 2000.

     28. The Merger Agreement with NTT contains several provisions which are clearly designed to make it difficult, if not impossible, for a third-party competing bid to succeed:

          a. the Merger Agreement contains a "lockup" provision which requires Verio to pay NTT a "termination fee" of $175 million upon demand if Verio's Board decides to proceed with a superior offer for the Company's shareholders;

          b. the Merger Agreement contains a "no-shop" provision, which states in part "[Verio] shall not...solicit, initiate, or encourage the submission of...enter into any agreement with respect to or approve or recommend...or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to the Company,...or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal....The Company
shall...immediately cease any discussions or negotiations...with any persons conducted heretofore with respect to any Takeover Proposal.

          c. the Merger Agreement requires Verio to notify NTT in writing concerning any acquisition proposals, inquiries, or offers within 24 hours of receipt. In addition, the Company must use all reasonable efforts to keep NTT informed of the status and details of any such inquiry, offer, or proposal, and shall give NTT advance notice of the first delivery on non-public information to such person and keep NTT fully informed of the status and material terms of any such Takeover Proposal or inquiry.

     29. By agreeing to the onerous defensive provisions in the Merger Agreement, the Individual Defendants have impermissibly contracted away their fiduciary obligation to consider any superior transaction absent an enormous expense to Verio's shareholders.

     30. Moreover, prior to entering into the Merger Agreement, the Individual Defendants failed to conduct an auction or similar market check to maximize shareholder value. Subsequent events have revealed that other parties have expressed an interest in acquiring Verio.

     31.  Both NTT and Verio have said that there was at least one rival suitor
                                                      ------------
for Verio. In exchange for endorsing NTT's offer, NTT agreed not to alter the composition of Verio's management. Consistent with defendants' agreement to endorse the acquisition, defendant Jaschke publicly stated that the agreement between the two companies is in the "best interest" of Verio shareholders.

                                 Self-Dealing
                                 ------------

     32. The Merger Agreement with NTT is far from an arms-length transaction. By entering into the improper Merger Agreement and continuing to favor the NTT Merger, the Individual Defendants are advancing their own interests at the expense of Verio's shareholders.

     33. As part of the Merger Agreement, and with the approval of the Individual Defendants, defendant Jaschke and several other Verio executives have secured lucrative contracts with the combined company and have used their positions as shareholders, directors and management for the purpose of benefiting themselves to the detriment of plaintiffs and other members of the Class.

     34. Defendant Jaschke and several other officers of the Company have signed letter agreements with the combined entity which provide for significant cash and stock compensation in exchange for their support of the Merger and continued employment with the Company. Indeed, by entering into this Merger Agreement, the Individual Defendants appear to be looking after their own interests even if it means obtaining a lower price for the Company's shareholders.

     35. Defendants hastily entered into the Merger Agreement without implementing any process or procedure designed to maximize shareholder value, in direct breach of their fiduciary duties.

     36. Furthermore, defendants failed to disclose material information, necessary for the Company's shareholders to make an informed vote on whether to tender their shares, including:

          a.  the Company's second quarter 2000 financial results; and

          b. the fact that the Japanese Ministry of Finance owns approximately 53% of NTT and that the Merger has raised serious national security concerns which are currently being investigated by U.S. government authorities, including the Federal Bureau of Investigation and the Committee on Foreign Investment in the United States.

                                    COUNT I
                                    -------

                          (Breach of Fiduciary Duty)

     37.  Plaintiffs repeat and reallege each allegation set forth herein.

     38. The defendants have violated fiduciary duties owed to the public shareholders of Verio and have acted to put their personal interests ahead of the interests of Verio shareholders.

     39. The Merger consideration to be paid to Class members is unconscionable, unfair and grossly inadequate. The consideration agreed upon did not result from an appropriate consideration of the value of Verio as the Individual Defendants were presented with, and asked to evaluate, the proposed merger without any attempt to sufficiently ascertain the true value of Verio through open bidding or a "market check" mechanism.

     40. The Individual Defendants have thus far failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value and have, instead, agreed to the merger which will only serve to inhibit the maximization of shareholder value.

     41.  The Individual Defendants were and are under a duty:

          a. to fully inform themselves of the market value of Verio before taking, or agreeing to refrain from taking, action;

          b.  to act in the interests of the equity owners;

          c.  to maximize shareholder value;

          d. to obtain the best financial and other terms when the Company's independent existence will be materially altered by a transaction;

          e. to act in accordance with their fundamental duties of due care and loyalty.

     42. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiffs and the other members of the Class, are attempting unfairly to deprive plaintiffs and other members of the Class of the true value of their investment in Verio.

     43. Verio shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

     44. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiffs and the other Verio public stockholders.

     45. As a result of the actions of defendants, plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of the Company's assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Verio common stock.

     46. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the Class, and may consummate the proposed transaction which will exclude the Class from its fair proportionate share of the Company's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

     47.  Plaintiffs and the Class have no adequate remedy at law.

                                  JURY DEMAND
                                  -----------

     Plaintiffs demand a trial by jury.

     WHEREFORE, plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

     1.  Declaring that this action is properly maintainable as a class action;

     2. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

     3.  Enjoining defendants from proceeding with the Merger Agreement;

     4. Enjoining defendants from consummating the merger, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

     5. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

     6. Rescinding, to the extent already implemented, the merger agreement or any of the terms thereof;

     7.  Awarding plaintiffs and the Class appropriate damages;

     8. Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys' and experts' fees;

     9. Granting such other and further relief as this Court may deem just and proper.

     DATED:    July 10, 2000

                                       DYER & SHUMAN, LLP


                                       /s/ Jeffrey A. Berens
                                       ----------------------------
                                          Robert J. Dyer III (5734)
                                          Kip B. Shuman (23593)
                                          Jeffrey A. Berens (28007)
                                       801 East 17th Avenue
                                       Denver, CO 80218-1417
                                       (303) 861-3003

                                       SCHIFFRIN & BARROWAY, LLP
                                       Marc A. Topaz
                                       Patricia C. Weiser
                                       Three Bala Plaza East
                                       Suite 400
                                       Bala Cynwyd, PA 19004
                                       (610) 667-7706

                                                     BERNSTEIN, LIEBHARD &
                                                       LIFSHITZ, LLP
                                                     Stanley Bernstein
                                                     Michael Egan
                                                     10 East 40th Street
                                                     New York, NY 10016
                                                     (212) 779-1414

                                                     STULL, STULL & BRODY
                                                     Mark Levine
                                                     6 East 45th Street
                                                     New York, NY 10017
                                                     (212) 687-7230

                                                     WEISS & YOURMAN
                                                     Joseph Weiss
                                                     551 Fifth Avenue, #1600
                                                     New York, NY 10176
                                                     (212) 682-3025

                                                     BULL & LIFSHITZ, LLP
                                                     Peter D. Bull
                                                     Joshua M. Lifshitz
                                                     246 West 38th Street
                                                     New York, NY 10018
                                                     (212) 869-9449

                                                     Attorneys for Plaintiffs



Plaintiffs' Addresses:
----------------------

Steven Wolk                Ari Rosner
991 Fawn Drive             921 51st Street
Southampton, PA 18966      Brooklyn, NY 11219

David Brett                Joseph Hughes             Jacob Weinstock
5521 NW 112th Ave.         1311 Cleveland Ave.       580 5th Ave.
Miami, FL 33178            East Point, GA 30344      New York, NY 10036

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